Exhibit 99.1

ESSA Expands Leadership Team by appointing Alessandra Cesano as Chief Medical Officer

VANCOUVER and HOUSTON, July 15, 2019 /CNW/ - ESSA Pharma Inc. ("ESSA" or "the Company") (NASDAQ: EPIX; TSX-V: EPI), a pharmaceutical company focused on the developing novel therapies for the treatment of prostate cancer, announced today the appointment of Dr. Alessandra Cesano, M.D., PhD as Chief Medical Officer ("CMO").  With over 25 years of drug development, regulatory and medical affairs activities, Dr. Cesano will provide leadership in advancing the Company's lead clinical candidate, EPI-7386 into Phase 1 clinical testing.

"Dr. Cesano is an accomplished drug development executive with an extensive and successful track record of leading drug candidates though development, approval and commercial launch. She also has broad expertise in the development and clinical use of biomarkers for the more efficient development of targeted therapeutics.  Her expertise will be instrumental in advancing the clinical development of ESSA's novel N-terminal domain inhibitor of the androgen receptor in men with prostate cancer."  said David Parkinson, MD, President & Chief Executive Officer of ESSA.

Dr. Cesano is an accomplished drug development leader with extensive experience in drug discovery and development.  She played key roles at Amgen in the approval of Vectibix® and Kepivance®.  Prior to joining ESSA, Dr. Cesano was the CMO at NanoString Technologies, Inc.  She had previously served as the CMO at Cleave Biosciences, Inc.  and CMO and COO at Nodality, Inc. Dr. Cesano spent 12 years researching tumor immunology, including nine years at the Wistar Institute of the University of Pennsylvania. She also holds memberships in several professional and scientific societies and has been an author on over 100 research publications. Dr. Cesano received an M.D., a Board Certification in Oncology and a Ph.D. in Tumor Immunology from the University of Turin. She holds a B.S. in Science and Economics from Istituto Tecnico Commerciale.

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA's proprietary "aniten" compounds bind to the N-terminal domain of the androgen receptor ("AR"), inhibiting AR-driven transcription and the AR signaling pathway in a unique manner which bypasses the drug resistance mechanisms associated with current anti-androgens. The Company is currently progressing IND-enabling studies and expects to file an IND for EPI-7386 in the first calendar quarter of 2020.  For more information about ESSA, please visit www.essapharma.com or follow us on Twitter.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "look forward", "anticipate" and, "believe", and statements that an action or event "is expected", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding timing of IND-enabling studies and entering into clinical studies with EPI-7386.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 13, 2018 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:http://www.prnewswire.com/news-releases/essa-expands-leadership-team-by-appointing-alessandra-cesano-as-chief-medical-officer-300884506.html

SOURCE ESSA Pharma Inc

View original content: http://www.newswire.ca/en/releases/archive/July2019/15/c2247.html

%CIK: 0001633932

For further information: ESSA Contacts: Company: David R. Parkinson, Chief Executive Officer, ESSA Pharma Inc., Contact: (778) 331-0962; Investor Relations: Alan Lada, Solebury Trout, Contact: (617) 221-8006, Email: alada@soleburytrout.com

CO: ESSA Pharma Inc

CNW 07:30e 15-JUL-19